Biotricity Inc.

275 Shoreline Drive, Suite 150

Redwood City, CA 94065

April 21, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Abby Adams

Re:	Biotricity Inc.
Registration Statement on Form S-3
Filed April 14, 2022
File No. 333-262288

Ms. Adams:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Biotricity Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. eastern time, Monday, April 25, 2022, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Very truly yours,

Biotricity Inc.

By:	/s/ Waqqas Al-Siddiq
Waqqas Al-Siddiq
Chief Executive Officer

cc:	David Manno, Esq.